Exhibit 99.192

For Immediate Release	October 13, 2021

The Valens Company Reports Financial Results for The Third Quarter of Fiscal 2021

Provincial sales net revenue increased 20.0% quarter over quarter supported by a 76.5% quarter over quarter increase in consumption-level retail sales according to Hifyre1

Canada-wide provincial listings increased 37.1% to 181 at the end of Q3 2021, compared to 132 at the end of Q2 2021 with an additional 27 accepted subsequent to quarter end

Beverage market share increased to 9.0% in Q3 2021 vs 8.0% in Q2 20211

Gross margin increased to 26.8% in Q3 2021 from 22.0% in Q2 2021

B2C revenue lines of provincial sales and Green Roads accounted for ~50.0% of net revenue in Q3 2021, which is expected to increase following the close of the Citizen Stash acquisition

Kelowna, B.C., October 13, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company”, “The Valens Company” or “Valens”),a leading manufacturer of cannabis products, is pleased to report its third quarter financial results for the period ended August 31, 2021.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said: “We are very pleased with the progress we have made on our strategic initiatives to transform Valens into a leading cannabis consumer packaged goods company. Our innovative product launches have driven growth in provincial listings and we are only just beginning to see the resulting financial impact with provincial sales net revenue growing 20% quarter over quarter. More importantly, consumer demand for our products is very strong, leading to even greater growth in consumption-level retail sales for Valens products which were up 76.5% quarter over quarter. The combination of net revenue from provincial sales and the partial quarter of revenue contribution from Green Roads represented 50% of total net revenue in Q3 2021, further illustrating the early progress on our strategic initiatives. We expect these B2C revenue lines to continue growing in future quarters as previously announced new listings are launched in market and gain commercial traction and the successful closing of the Citizen Stash acquisition adds dried flower revenue to our portfolio. Valens is now present in seven provinces and will span nine provinces and territories across Canada assuming the successful closing of the Citizen Stash acquisition.”

Robson continued, “With our operational platform largely built and a critical mass of provincial listings now in place, our focus has shifted to operational efficiencies, implementation of automation initiatives and volume growth to drive margin improvement and positive EBITDA in future quarters. During the third quarter, we strategically transitioned away from smaller, underperforming B2B partners resulting in a 29% decrease in B2B LP sales revenue quarter over quarter. We have instead taken a fewer, bigger, better approach and focused on building deeper relationships with larger licensed producer partners to drive efficiencies and profitable growth. This is illustrated by the addition and expansion of six custom manufacturing agreements, three of which are with the top seven licensed producers by market share. We expect these agreements to begin generating revenue over the next two quarters with further growth expected to follow. We remain customer focused and are looking for consistent and higher volume partnerships that drive profitability for all parties.”

Key Highlights

●	Gross revenue increased 32.7% in Q3 2021 to $24.6 million, compared to $18.5 million in Q3 2020

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The Valens Company

230 Carion Rd

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●	Net revenue increased 15.8% in Q3 2021 to $21.0 million, compared to $18.1 million in Q3 2020

●	Green Roads contributed $4.7 million in its revenue in first partial quarter of consolidation

●	Provincial listings increased by 37.1% to 181 at the end of September compared to 132 at the end of Q2 2021, making Valens one of the fastest growing licensed producers in Canada over the quarter and trailing year 9

o	Additionally, Valens has obtained approval for an additional 27 provincial listings, which, when combined with Citizen Stash’s 40 listings, will bring the pro forma company’s total count of listings to over 248

●	In Q3 2021, Valens and Citizen Stash combined were ranked 11th by overall estimated market share across all categories in Alberta, British Columbia and Ontario based on Hifyre data

●	Verse BC God Bud was a top 5 best-selling flower SKU in Alberta, Ontario and British Columbia during September 2021 based on Hifyre data

●	Estimated share of the cannabis-infused beverage category from Summit and Basecamp beverages increased to 9.0% in Q3 2021 from 8.0% in Q2 2021 in Alberta, British Columbia, and Ontario, based on Hifyre data with only one customer in this category to date

o	Valens expects additional market share gains in this category beginning in Q4 2021 based upon the acquisition of Verse Cannabis and the launch of the GTA Facility

●	Provincial sales increased 20.0% compared to Q2 2021

o	Strong growth in provincial sales is expected to continue following a 76.5% increase in aggregate consumption-level retail sales in Q3 2021 compared to Q2 2021, based on Hifyre data for Alberta, British Columbia and Ontario

●	Strategic acquisition of Citizen Stash expected to propel Valens’ asset-light entry into the flower and pre-roll segments, the two largest categories in the Canadian cannabis market currently accounting for over 70% of retail sales

●	Ended the quarter with a strong cash position of ~$31 million

*The term “Provincial listings” refers to the total number of provincial and territorial listings in Canada of products manufactured and/or distributed by The Valens Company

Corporate and Operational Highlights:

In the third quarter, The Valens Company continued to execute on its corporate strategy and advanced its global manufacturing platform, as illustrated by the following milestones and initiatives:

●	Accelerated entry into the $2.7 billion flower-based market through the agreement to acquire Citizen Stash Cannabis Corp., valued at approximately $54.3 million on an enterprise value basis, boasting an attractive multiple of approximately 4.3x first half fiscal 2021 annualized revenue. Valens expects the acquisition to be accretive, specifically due to Citizen Stash’s asset-light model which leverages a robust network of craft contract growing partners. Their award-winning brand portfolio offers more than 40 provincial listings and is complementary to Valens' growing house of brands which now spans across seven provinces and territories. The Citizen Stash acquisition is expected to close in the fourth quarter of 2021.

●	Created top tier Licensed Producer in Canada through the acquisition of Verse Cannabis, announced in early September and expected to be further bolstered by the acquisition of Citizen Stash when it closes. Verse’s current and expanding portfolio of products will amplify provincial listings and drive category market share. Similar to Citizen Stash, the acquisition of Verse is expected to be accretive to the Company before synergies. The two acquisitions will provide Valens with over 248 current and pending listings across nine provinces and territories.

●	Achieved significant steps toward entry into Québec, the third largest cannabis market in Canada. During the third quarter, Valens became authorized to contract or subcontract with a public body from the Autorité des marchés publics (AMP).

●	Expanded international product manufacturing and distribution through new and evolving partnerships. Through an agreement with Epsilon, a diversified global healthcare and pharmaceuticals company, Valens expects to be able to offer its innovative suite of cannabis products to Australia and New Zealand through the use of Epsilon’s Southport GMP manufacturing facility. This will also allow Valens the potential to deliver GMP-grade manufactured products in Latin America, Europe, the UK and Asia-Pacific.

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

●	Strengthened custom manufacturing partnership network with the addition and expansion of six manufacturing agreements since the end of Q2 2021. The agreements cover the production of a variety of cannabis products including pre-rolls, innovative edibles, vapes, hydrocarbon concentrates, as well as expert extraction services. Three of the agreements are with the top seven Canadian licensed producers by market share, showcasing a strategic transition to a smaller set of larger licensed producer clients. The agreements are expected to commence over the next two quarters, with anticipated revenue generation during the same period.

●	Launched a range of innovative products in the edibles, concentrates, and cartridges categories.

Edibles: In partnership with Verse Cannabis, Valens introduced a 1-unit x 10mg double chocolate brownie, the third edible product under the Verse Originals line and one of the first confectionery products of its kind available in the Ontario recreational market. Additionally, Valens manufacturing and formulation technology supported the creation of Rapid Tropical Rush, the first cannabis-infused beverage introduced by the Verse brand, and currently available in Alberta, British Columbia, and Ontario. Valens has also partnered with A1 Cannabis to create the Summit 10 Raspberry Lemonade and Summit 10 Peach Lemonade, two additional Summit 10 beverage flavours already available in British Columbia and Alberta.

Cartridges & Concentrates: Formulated using Valens' proprietary, ultra-refined extraction processes, the Mango Nectar vape cartridge is comprised of ultra-pure distillate and represents the newest addition to the top-selling line of vape cartridges from the Verse brand. In addition to the Mango Nectar vape cartridge, Valens, via the Verse brand, has also launched a new addition to the Live Terp series under the Verse Concentrates line, the Live Terp Guava x BC Blueberry 510 Vape Cartridge (1g), now available in Alberta and expected to be available soon in British Columbia and Ontario.

Financial Summary

●	Net revenue increased 15.8% to $21.0 million in Q3 2021 compared to $18.1 million in Q3 2020, and increased by 11.9% compared to $18.8 million in Q2 2021

	Three months ended	Three months ended
	August 31, 2021	August 31, 2020
	(in thousands of	(in thousands of
	Canadian dollars)	Canadian dollars)
Net Revenue Breakdown	$	$
Product Sales	19,525	15,059

Toll Processing and Co-Packing	624	2,644

Analytical Testing	346	425

Other Revenue	495	-

Total Net Revenue	20,990	18,128

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

●	Product sales revenue, including both provincial sales and B2B/B2C sales of finished goods, distillate, isolate, and oils:

o	Increased 29.7% to $19.5 million in Q3 2021 from the prior year period, comprising 93.0% of total net revenue

o	Valens achieved record provincial sales net revenue in Q3 2021 attributable to the early revenue contribution from the record level of provincial listings compared to the prior year period

o	Strategically transitioned away from underperforming B2B partners during the quarter, focusing on fewer, bigger, better partnerships announced subsequent to quarter. This is illustrated by a 29% decrease in B2B revenue quarter over quarter end.

●	Gross profit was $5.6 million, or 26.8% of net revenue in Q3 2021 compared to $7.3 million, or 40.3% of net revenue, in Q3 2020

o	Gross profit was impacted in the third quarter by new product launches, inefficiencies due to rapid volume growth and human resources scale-up and the Company’s continued shift away from its historical focus on toll processing and towards the current strategic focus of product development, manufacturing, and branded B2C products.

●	Adjusted EBITDA(1) was $(6.2) million, or (29.5)% of net revenue in Q3 2021, compared to $1.4 million, or 7.9% of net revenue in Q3 2020

o	The reduction in adjusted EBITDA can be attributed to the Company’s strategic transition (as discussed above) and insurance costs related to Valens application to list on the Nasdaq.

Jeff Fallows, President of The Valens Company, said: “We are now at the tail end of what’s proven to be a highly successful launch phase in our business transition strategy having achieved industry leading growth in provincial listings, surpassing 248 current and pending listings including Citizen Stash, and operationalizing the broadest product manufacturing platform in the industry. We now look to enter the growth phase of our business plan which will focus on maximizing sell-through and driving higher utilization at our facilities. With continued growth of provincials sales and increased utilization through our repositioned B2B partnerships we are setup to achieve scale that is expected to enhance our margin profile in the coming quarters.”

Fallows continued, “With our recently announced agreement to acquire Citizen Stash and acquisition of Verse, we have gained exposure to a much larger share of the market, operating in the two best segments for profitable growth: Cannabis 2.0 products and premium dried flower. We have consistently messaged since the beginning of the year that Valens would exit 2021 as a very different company than when we entered. Implicit in that assertion was our belief that at the end of year we would be best positioned to service both our customers and consumers, grow market share, drive towards profitability and be a leader in the industry. Looking back over the last three quarters I am incredibly proud of what we have achieved in a tough global environment and believe we are well on our way to achieving our goal. The future prospects for Valens have never been better and we are excited about the opportunities that lie ahead both for the Company and our shareholders.”

The following table of financial highlights is presented in thousands of Canadian dollars, except per share, biomass extracted amounts, and number of provincial listings.

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

	Three months	Three months	Three months	Three months	Three months
	ended August 31,	ended May 31,	ended February 28,	ended November	ended August 31,
	2021;	2021;	2021;	30, 2020;	2020;
	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Gross Revenue $	24,569	20,469	21,774	17,932	18,517
Net Revenue $	20,990	18,764	20,014	16,044	18,128
Gross Profit (loss) $	5,629	4,136	4,768	(5,993)	7,313
Gross Profit %	26.8%	22.0%	23.8%	N/A	40.3%
Adjusted EBITDA $(1)	(6,183)	(4,960)	(2,241)	(4,280)	1,440
Adjusted EBITDA %(1)	N/A	N/A	N/A	N/A	7.9%
Net income (loss) $	(12,799)	(8,659)	(6,153)	(16,634)	(3,064)
Net income %	N/A	N/A	NA	N/A	N/A
Basic / diluted income (loss) per share $	(0.08)	(0.05)	(0.05)	(0.13)	(0.02)
Cash and marketable securities $	30,958	23,926	49,300	21,376	30,257
Biomass extracted (Kilograms) (2)	21,816	24,569	17,813	10,311	8,054
Provincial Listings	181	132	75	49	20

1.	Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) and comprehensive income (loss) from operations, as reported, before interest, tax, depreciation, and amortization, and adjusted for removing share-based payments, realized gains and losses from short term investments and liabilities, and other non-cash items including impairment losses. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating performance on an adjusted basis as described above. See reconciliation of “Adjusted EBITDA (non-GAAP measure)” in the Company’s Management’s Discussion and Analysis for the period ended August 31, 2021, for additional information.

2.	Biomass extracted includes input from Licensed Producer partners for toll processing, in addition to the Company’s biomass inventory for 2.0 products.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company’s profile on SEDAR at www.sedar.com.

Q3 2021 Conference Call Details

The Company will host a conference call on Thursday, October 14, 2021, at 11:00 am Eastern Time / 8:00 am Pacific Time to discuss the financial results and business outlook.

Participant Dial-in Numbers:

Toll-Free: 1-877-407-0792

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Toll / International: 1-201-689-8263

*Participants should request The Valens Company Earnings Call or provide confirmation code 13723378.

The call will be available via webcast on the Valens investor page of the Company website at https://thevalenscompany.com/investors/ or at this link. Please visit the website at least 15 minutes prior to the call to register, download, and install any necessary audio software. A replay of the call will be available on the Valens investor page approximately two hours after the conference call has ended.

Tyler Robson, Chief Executive Officer, Sunil Gandhi, Chief Financial Officer, Jeff Fallows, President, and Everett Knight, Executive Vice President of Corporate Development and Capital Markets, will be conducting a question-and-answer session following the prepared remarks.

At Valens, it’s Personal.

Sources:

1Based on Hifyre data for Alberta, Ontario and British Columbia

About The Valens Company

The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens’ high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

President

The Valens Company

Investor Relations
ir@thevalenscompany.com
1 647.956.8254

KCSA Strategic Communications
Phil Carlson / Rory Rumore
VLNS@kcsa.com

 1 212.896.1233 / 1 347.237.9998

Media

KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com

1 212.896.1265

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, whether or not the acquisition of Citizen Stash will be completed, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com